Rule 424(b)(3)
Registration No. 333-132201

Pricing Supplement dated February 14, 2008
(To Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006)

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B -
15 Year Non-Call 1 Year 6 Month LIBOR Range Accrual Notes

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233PS49

Principal Amount (in Specified Currency): $10,000,000. TMCC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.
Issue Price: 100%
Trade Date: February 14, 2008
Original Issue Date: February 27, 2008
Stated Maturity Date: February 27, 2023

Interest Rate: See "Additional Terms of the Notes"
Interest Payment Dates: Quarterly, on each February 27, May 27,
August 27 and November 27, commencing May 27, 2008

Net Proceeds to Issuer: 100%
Agent's Discount or Commission: 0.0%. The Agent or its affiliate will enter into swap transactions with TMCC to hedge TMCC's obligations under the Notes.
Agent: Lehman Brothers Inc.
Agent's Capacity: Principal

Calculation Agent: Deutsche Bank Trust Company Americas

Day Count Convention: 30/360
Business Day Convention: Following (with no adjustment to period end dates)

Redemption: The Notes are subject to redemption by TMCC, in whole but not in part, at par on each Redemption Date and subject to the Notice of Redemption referred to below.
Redemption Dates: Each Interest Payment Date, commencing February
27, 2009
Notice of Redemption: The redemption of the Notes is subject to not less than 10 calendar days' prior notice

Repayment: Not Applicable
Optional Repayment Date(s):
Repayment Price:

Original Issue Discount: No
Total Amount of OID: None

Specified Currency: U.S. dollars
Minimum Denominations: $100,000 and $100,000 increments thereafter
Form of Note: Book-entry only

The Issuer expects that delivery of the Notes will be made against payment therefor on the Original Issue Date, which will be the eighth Business Day following the Trade Date (such settlement cycle being herein referred to as "T+8"). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade Notes on the Trade Date or the next four succeeding Business Days will be required, by virtue of the fact that the Notes initially will settle T+8, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes on the Trade Date or the next four succeeding Business Days should consult their own advisors.



ADDITIONAL TERMS OF THE NOTES

Interest

      The Notes will bear interest from and including the Original Issue Date and each Interest Payment Date thereafter to but excluding the following Interest Payment Date (or maturity, as applicable) (each, an "Interest Calculation Period") calculated in accordance with the following formula:

(7.40%) x (N/ D) per annum

Where:

"N" means the total number of calendar days in the applicable Interest Calculation Period on which the U.S. dollar LIBOR rate with an index maturity of 6 months ("6-month LIBOR") is determined to be equal to or greater than 0.0% and less than or equal to 7.0% (the "Range"). For each calendar day in an Interest Calculation Period that is not a London Banking Day, 6-month LIBOR for that calendar day will be the rate in effect on the immediately preceding London Banking Day. The 6-month LIBOR determined on the fifth New York Business Day preceding the applicable Interest Payment Date (or Maturity Date, as applicable) will apply to such New York Business Day and each of the remaining calendar days in the related Interest Calculation Period; provided, however, that if the fifth New York Business Day preceding an Interest Payment Date (or Maturity Date, as applicable) is not a London Banking Day, then the 6-month LIBOR in effect on the immediately preceding London Banking Day shall so apply; and

"D" means the total number of calendar days in the applicable Interest Calculation Period.

      Nothing will be added to "N" with respect to any calendar day on which 6-month LIBOR is determined or deemed to be less than 0.0% or greater than 7.0%.

      6-month LIBOR will be determined with reference to Reuters Page LIBOR01 as of 11:00 A.M. London time on the applicable London Banking Day. If 6-month LIBOR cannot be determined as described in the prior sentence, 6-month LIBOR will be calculated by the Calculation Agent as the arithmetic mean of at least two quotations obtained by the Calculation Agent after requesting the principal London offices of each of four major reference banks in the London interbank market, which may include the Calculation Agent and its affiliates, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in U.S. dollars for 6 months to prime banks in the London interbank market at approximately 11:00 A.M., London time, on such London Banking Day and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two such quotations are provided, 6-month LIBOR determined on the applicable London Banking Day will be the arithmetic mean of the quotations. If fewer than two quotations are provided, 6-month LIBOR determined on the applicable London Banking Day will be the rate calculated by the Calculation Agent as the arithmetic mean of the rates quoted at approximately 11:00 A.M. New York time on such London Banking Day by three major banks in The City of New York, which may include the Calculation Agent and its affiliates, selected by the Calculation Agent for loans in U.S. dollars to leading European banks, having a maturity of 6 months and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If the banks so selected by the Calculation Agent are not quoting as described in the prior sentence, 6-month LIBOR for the applicable calendar day will be 6-month LIBOR in effect on the immediately preceding calendar day.

      All percentages resulting from any calculation of the interest rate will be rounded to the nearest fifth decimal place (one hundred-thousandth of a percentage point), with five one millionths of a percentage point rounded upwards. For example, 9.876545% (or .09876545) would be rounded to 9.87655% (or
..0987655), and all dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent with one-half cent being rounded upward.
Interest Accrual - Hypothetical Examples

      The table below presents examples of hypothetical quarterly interest that would accrue on the Notes based on the total number of calendar days in an Interest Calculation Period beginning on February 27, 2008 and ending on (and excluding) May 27, 2008 on which 6-month LIBOR is determined or deemed to be equal to or greater than 0.0% and less than or equal to 7.0%. The table assumes that the Interest Calculation Period contains 90 calendar days and that an interest rate of 7.40% per annum is used as the percentage in the interest rate formula.

      The example below is for purposes of illustration only and would provide different results if different assumptions were made. The actual quarterly interest payments will depend on the actual number of calendar days in each Interest Calculation Period and the actual interest rate.

      n		Hypothetical Quarterly Interest Rate Accrued Per Annum
      0		0.00000%
      25	2.05556%
      50	4.11111%
      75	6.16667%
      90	7.40000%


Historical Data on 6-Month LIBOR

      6-month LIBOR is a daily reference rate based on the interest rates in the London interbank money market. The following table sets forth, for each of the reference periods indicated, the high and low level of 6-month LIBOR. The historical performance of 6-month LIBOR should not be taken as an indication of the future performance of 6-month LIBOR during the term of the Notes.


      Year	Quarter		Maximum		Minimum
      2003	1		1.40563		1.17000
      		2		1.33438		0.98000
      		3		1.21125		1.11000
      		4		1.28000		1.16000
      2004	1		1.22938		1.14500
      		2		1.94000		1.16000
      		3		2.19625		1.83375
      		4		2.79000		2.19750
      2005	1		3.40000		2.79000
      		2		3.71000		3.32813
      		3		4.23063		3.72857
      		4		4.71000		4.26688
      2006	1		5.14000		4.68000
      		2		5.64000		5.14313
      		3		5.63000		5.36000
      		4		5.43000		5.29313
      2007	1		5.40125		5.25913
      		2		5.40906		5.32906
      		3		5.59500		5.06938
      		4		5.22125		4.59625
      2008	1*		4.56625		2.95438
      		*through February 14, 2008


			RISK FACTORS

      Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary fixed rate notes. In addition to the risks described in "Risk Factors" on page S-3 of the Prospectus Supplement, the Notes are subject to other special considerations. An investment in range accrual notes such as the Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 12-month LIBOR, and other events that are difficult to predict and beyond our control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in redeemable range-accrual notes and the suitability of the Notes in light of their particular circumstances.

The Amount Of Interest Payable On The Notes Is Uncertain And
Could Be 0.0%.

      No interest will accrue on the Notes with respect to any calendar day on which 6-month LIBOR is outside the Range. For every calendar day on which 6-month LIBOR is outside the Range, the effective interest rate for the applicable Interest Calculation Period will be reduced, and if 6-month LIBOR is outside the Range with respect to an entire Interest Calculation Period, the effective interest rate for that Interest Calculation Period will be 0.0%.


The Yield On The Notes May Be Lower Than The Yield On A
Standard Debt Security Of Comparable Maturity.

      The Notes will bear interest at a rate of 0.0% per annum with respect to any calendar day on which 6-month LIBOR is outside the Range. As a result, if 6-month LIBOR is outside the Range for a substantial number of calendar days during an Interest Calculation Period, the effective yield on the Notes for such Interest Calculation Period may be less than what would be payable on conventional, fixed-rate redeemable notes of the Issuer of comparable maturity.


The 6-month LIBOR Determined On The Fifth New York Business Day Preceding The Applicable Interest Payment Date (Or Maturity Date, As Applicable) Will Apply To Such New York Business Day And Each Of The Remaining Calendar Days In The Related Interest Calculation Period. If The Fifth New York Business Day Preceding An Interest Payment Date (Or Maturity Date, As Applicable) Is Not A London Banking Day, Then The 6-month LIBOR In Effect On The Immediately Preceding London Banking Day Shall So Apply.

      Because 6-month LIBOR for the London Banking Day occurring on or immediately preceding the five New York Business Days prior to an Interest Payment Date will be 6-month LIBOR for the remainder of the related Interest Calculation Period, if 6-month LIBOR for that London Banking Day is not within the Range, no interest will be paid on the Notes with respect to the remaining calendar days in that Interest Calculation Period, even if 6-month LIBOR on any of the subsequent remaining calendar days were actually within the Range.


The Price At Which You Will Be Able To Sell Your Notes Prior
To Maturity Will Depend On A Number Of Factors And May Be
Substantially Less Than The Amount You Originally Invest.

      We believe that the value of the Notes in the secondary market will be affected by supply of and demand for the Notes, the level of 6-month LIBOR and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor might be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

      Changes in the level of 6-month LIBOR. The market value of the Notes at any time might be affected by changes in the level of 6-month LIBOR. For example, an increase in the level of 6-month LIBOR could cause a decrease in the market value of the Notes because no interest will be payable on the Notes if 6-month LIBOR is greater than 7.0%. Conversely, a decrease in the level of 6-month LIBOR could cause an increase in the market value of the Notes because interest will be payable. However, if the level of 6-month LIBOR decreases and remains low, the likelihood of the Notes being redeemed would increase. The level of 6-month LIBOR itself will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

      Volatility of 6-month LIBOR. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of 6-month LIBOR increases, the market value of the Notes may decrease.

      Interest Rates. The market value of the Notes will likely be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may decrease, and if U.S. interest rates decrease, the market value of the Notes may increase.

      Call Feature. Our ability to call the Notes prior to their Stated Maturity Date is likely to limit their value. If we did not have the right to call the Notes, their value could be significantly different.

      TMCC's Credit Rating, Financial Condition and Results.
Actual or anticipated changes in our credit ratings or financial condition may affect the market value of the Notes.


The impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the Notes attributable to another factor, such as a decrease in the level of 6-month LIBOR.

      In general, assuming all relevant factors are held constant, we expect that the effect on the market value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.


The Historical Performance Of 6-month LIBOR Is Not An
Indication Of Its Future Performance.

      Historical performance of 6-month LIBOR, which is included in this pricing supplement, should not be taken as an indication of the future performance during the term of the Notes. Changes in the level of 6-month LIBOR will affect the trading price of the Notes, but it is impossible to predict whether such level will rise or fall.



PLAN OF DISTRIBUTION

      Under the terms of and subject to the conditions of an Appointment Agreement dated April 25, 2007 and an Appointment Agreement Confirmation dated February 14, 2008 (collectively, the "Agreement") between TMCC and Lehman Brothers Inc., Lehman Brothers Inc., acting as principal, has agreed to purchase and TMCC has agreed to sell the notes identified herein. Under the terms and conditions set forth in the Third Amended and Restated Distribution Agreement dated March 7, 2006, between TMCC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Toyota Financial Services Securities USA Corporation, as amended from time to time, incorporated by reference in the Appointment Agreement, Lehman Brothers Inc. is committed to take and pay for all of the Notes offered hereby, if any are taken.